Exhibit 99.1

J-Star Holding Announces Successful Annual General Meeting and Reaffirms Commitment to U.S. Advanced Manufacturing Strategy

Taichung City, Taiwan – June 8, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”) today announced the successful completion of its Annual General Meeting, at which shareholders approved all resolutions presented, including granting the Board of Directors discretionary authority regarding the Company’s share consolidation.

The Board will evaluate all available alternatives and act in the best long-term interests of the Company and its shareholders.

Backed by a series of significant operational and strategic milestones announced in recent weeks, J-Star is actively executing its business plan and advancing its U.S. manufacturing initiatives with strong momentum.

“It is my core mission to bring critical advanced manufacturing capabilities back to the United States, supported by the recently announced authorization to initiate a $60 million sovereign-backed financing framework through designated Taiwanese banking institutions,” said Jonathan Chiang, Founder, Chairman and Chief Executive Officer of J-Star.

“J-Star is actively building a resilient domestic supply chain on U.S. soil spanning our high-performance carbon fiber technologies and our next-generation 100 MWh solid-state battery manufacturing facility in Baytown, Greater Houston, where my family lives. This advanced energy technology earned the prestigious R&D 100 Award and originates from the Industrial Technology Research Institute (“ITRI”), one of the world’s renown advanced technology research institutions and a cornerstone of Taiwan’s global technology leadership.”

Mr. Chiang noted that J-Star’s advanced carbon fiber manufacturing expertise and next-generation energy storage technologies are directly aligned with U.S. national priorities to strengthen domestic manufacturing, advanced industrial production, and the domestic drone supply chain, including the objectives outlined in President Trump’s Executive Order 14307, Unleashing American Drone Dominance, and Executive Order 14305, Restoring American Airspace Sovereignty.

“Having previously served as Vice President of LCY Elastomers in Baytown, Texas, where I managed the facility and a workforce of over 300 employees from its establishment in 2003 through 2009, I am bringing that same manufacturing discipline and operational rigor to our Houston-area facility,” added Mr. Chiang. “ With our DOE grant application under federal review, our recently authorized $60 million sovereign-backed financing framework, and continued progress on project development, we believe the Company is building a foundation for future growth that is not yet fully reflected in how the market evaluates our long-term opportunity. Our focus remains on disciplined execution as we continue advancing our U.S. manufacturing strategy and creating lasting shareholder value.”

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Recent Corporate Milestones

Central Bank of Taiwan Authorization (May 26, 2026)

J-Star’s subsidiary, YMA Corporation, received formal authorization from the Central Bank of Taiwan to initiate a $60 million sovereign-backed financing framework designated to support the Company’s Baytown manufacturing initiative, representing a significant structural component of the Company’s capital formation plan.

DOE Grant Application Under Federal Review

J-Star and strategic partner Patriot Green Energy Technology (PSSB) submitted a full grant application to the U.S. Department of Energy under IIJA Section 40207 (Domestic Manufacturing Conversion Grants), assigned Control No. 3585-1561. The application is currently under federal review.

Baytown EDF Letter of Intent (April 14, 2026)

The Baytown West Chambers County Economic Development Foundation issued a formal Letter of Intent to YMA(TX) INC. committing to site-selection support, infrastructure specifications including a 12,000 square foot ISO-7 Ultra-Dry Room and 4,000A high-capacity electrical service, and 18 months of site availability support within the TGS Cedar Port Industrial Park.

Strategic Technology Partnership

J-Star maintains an active partnership with Patriot Green Energy Technology (PSSB), supported by Taiwan’s ITRI, in connection with the development of a 100 MWh modular automated solid-state battery manufacturing platform utilizing patented solvent-free PSSB technology (Patent US 2022/0209218 A1).

About J-Star Holding Co., Ltd.

J-Star Holding Co., Ltd. (Nasdaq: YMAT) is a publicly traded advanced manufacturing company with decades of experience in composite materials and carbon fiber production. Through its U.S. subsidiary YMA(TX) INC., J-Star is developing a proposed 100 MWh solid-state battery manufacturing facility in Baytown, Texas targeting the UAV, defense, aerospace, industrial automation, and advanced energy storage markets, directly aligned with U.S. domestic manufacturing and supply chain priorities. The Company is pursuing a diversified capital structure combining sovereign-backed financing, potential federal DOE grant support, and private institutional capital to support its long-term U.S. expansion strategy.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by such statements due to various risks and uncertainties. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

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